                                                                       EXHIBIT 7


                                  SUPPLEMENT TO
                           OFFER TO PURCHASE FOR CASH

                                  [AIMCO LOGO]

                             AIMCO Properties, L.P.
              is offering to purchase limited partnership units in

                  CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES
                          FOR $166.00 PER UNIT IN CASH

Upon the terms and subject to the conditions set forth herein, we will accept units validly tendered in response to our offer. Your partnership's agreement of limited partnership prohibits the transfer of units that would cause 50% or more of the total interest in capital and profits of your partnership to be transferred within a 12-month period, when taken together with all other transfers during such 12-month period. If units are validly tendered and not withdrawn that would cause such a transfer, we will accept for payment and pay for those units so tendered pro rata according to the number of units so tendered, with appropriate adjustments to avoid purchases of fractional units. See "The Offer--Section 2. Acceptance for Payment and Payment for Units."

In addition, if units are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such units would result in there being fewer than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner. See "The Offer--Section 7. Effects of the Offer".

Our offer and your withdrawal rights will expire at midnight, New York City time, on June 6, 2002, unless we extend the deadline.

You will not pay any partnership transfer fees if you tender your units. You will pay any other fees and costs, including any transfer taxes.

Our offer price will be reduced by the amount of any distributions subsequently made by your partnership prior to the expiration of our offer.

         SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE OFFER TO PURCHASE TO PURCHASE FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

o We determined the offer price of $166.00 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

o As described in more detail herein, certain legal actions have been filed alleging, among other things, breaches of fiduciary duty by your partnership's general partner and certain of its affiliates. Although we cannot predict the outcome of these actions, including the nature, if any, of any final relief or settlement, a limited partner who tenders his units in the offer may not be able to participate in or benefit from any such later relief or settlement. Limited partners will be expected to assign any claims they have to the Purchaser as a condition of tendering their units. There can be no assurance that a limited partner would not realize greater value for his units by holding on to his units at this time and waiting for any such relief or settlement in the future. We advise you to consult legal counsel if you have any questions. See "The Offer - Section 13. Certain Information Concerning Your Partnership" in the offer to purchase.

         (Continued on next page)

                                   ----------

         If you decide to accept our offer, you should complete and sign the enclosed acknowledgment and agreement as instructed in the letter of transmittal, which is attached to the offer to purchase as Annex II. The signed acknowledgment and agreement and any other documents required by the letter of transmittal must be mailed or delivered to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the last page of this supplement. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THIS SUPPLEMENT, THE OFFER TO PURCHASE, THE ACKNOWLEDGMENT AND AGREEMENT, OR THE LETTER OF TRANSMITTAL MAY BE DIRECTED TO THE INFORMATION AGENT AT (888) 349-2005.

                                  May 15, 2002

(Continued from prior page)


o Your partnership's general partner and the residential property manager are subsidiaries of ours, and the general partner therefore has substantial conflicts of interest with respect to our offer.

o We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

o Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership were liquidated.

o        It is possible that we may conduct a future offer at a higher price.

o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of property owned by your partnership.

o The general partner makes no recommendation as to whether you should tender your units.

o We and our affiliates own a majority of the outstanding units of your partnership. As a result, we and our affiliates control most voting decisions with respect to your partnership, including but not limited to the removal of the general partner, most amendments to the partnership agreement, and the sale of all or substantially all of your partnership's assets.


                     THE INFORMATION AGENT FOR THE OFFER IS:



                      RIVER OAKS PARTNERSHIP SERVICES, INC.


               By Mail:                          By Overnight Courier:                        By Hand:
             P.O. Box 2065                         111 Commerce Road                      111 Commerce Road
     S. Hackensack, NJ 07606-2065                 Carlstadt, NJ 07072                    Carlstadt, NJ 07072
                                              Attn: Reorganization Dept.             Attn: Reorganization Dept.

             By facsimile:                                                          For information please call:

            (201) 896-0910                                                            TOLL FREE (888) 349-2005
                                                                                                 Or
                                                                                           (201) 896-1900

                                  INTRODUCTION

         On May 7, 2002, we commenced an offer to acquire outstanding units of your partnership in exchange for $166.00 in cash per unit, net to the seller, without interest. The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership on or after the commencement of our offer and prior to the date on which we acquire your units pursuant to our offer. If the offer price is reduced in this manner, we will notify you and, if necessary, we will extend the offer period so that you will have at least ten business days from the date of our notice to withdraw your units. If units are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner. Our offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2002, this Supplement, and in the accompanying letter of transmittal and acknowledgment and agreement. Capitalized terms used herein but not otherwise defined herein have the meanings ascribed thereto in such Offer to Purchase.

         Our Offer to Purchase, dated May 7, 2002, is hereby further supplemented as follows:

THE MASTER LOAN

         The partnership was formed for the benefit of its Limited Partners to lend funds to a predecessor of Consolidated Capital Equity Partners ("CCEP"). The partnership loaned funds to CCEP's predecessor pursuant to a nonrecourse note with a participation interest (the "Master Loan"). The partnership owns the Master Loan made to CCEP, which is secured by mortgages, deeds of trust and related documents encumbering the real property owned by CCEP. The Master Loan is subordinate to first mortgage loans recently placed on the real property owned by CCEP.

         At December 31, 2000, the recorded investment in the Master Loan was considered to be impaired under Statement of Financial Accounting Standard No. 114 ("SFAS 114"), Accounting by Creditors for Impairment of a Loan. The partnership measures the impairment of the Master Loan based upon the fair value of the collateral due to the fact that repayment of the Master Loan is expected to be provided solely by the collateral. For the year ended December 31, 2000, the Partnership recorded approximately $2,000,000 of interest income based upon "Excess Cash Flow" generated (as defined in the terms of the Master Loan), and for the year ended December 31, 2001, the Partnership recorded approximately $3,280,000 of interest income based upon "Excess Cash Flow" generated.

         The fair value of the collateral properties for financial reporting purposes was determined using the net operating income of the collateral properties capitalized at a rate deemed reasonable for the type of property, adjusted for market conditions, the physical condition of the property and other factors, or by obtaining an appraisal by an independent third party. This methodology has not changed from that used in prior calculations performed by the general partner for financial reporting purposes in determining the fair value of the collateral properties. For the year ended December 31, 2000, the partnership recorded approximately $14,241,00 in income based upon an increase in the fair market value of the collateral, and for the year ended December 31, 2001, the partnership recorded approximately $3,176,000 in income based upon an increase in the fair market value of the collateral. The general partner evaluates the net realizable value on a semi-annual basis for financial reporting purposes.

         Interest, calculated on the accrual basis, due to the Partnership pursuant to the terms of the Master Loan, but not recognized in the partnership's consolidated statements of operations due to the impairment of the Master Loan, totaled approximately $39,287,000 for the year ended December 31, 2000 and approximately $38,763,000 for the year ended December 31, 2001. Interest income is recognized on the cash basis as allowed under SFAS 114. At December 31, 2000, such cumulative unrecognized interest totaling approximately $306,262,000 was not included in the balance of the investment in the Master Loan on the partnership's balance sheet, and at December 31, 2001, such cumulative unrecognized interest totaling approximately $345,024,000 was not included in the balance of the investment in the Master Loan on the partnership's balance sheet. In addition, all of CCEP's properties are collateralized by first mortgages totaling approximately $54,834,000 as of December 31, 2001. The Master Loan is subordinated to these first mortgages and this has been taken into consideration in determining the fair value of the Master Loan.

         During the year ended December 31, 2000, the Partnership received approximately $33,634,000 in principal payments on the Master Loan. This amount represents cash received on certain investments held by CCEP, which are required to be transferred to the Partnership per the Master Loan Agreement. During the year ended December 31, 2001, the Partnership received approximately $7,801,000 in principal payments on the Master Loan. This amount represents cash received on certain investments held by CCEP, which are required to be transferred to the Partnership per the Master Loan Agreement.

         On July 21, 2000, CCEP sold Shirewood Townhomes, one of the properties which secured the Master Loan, to an unaffiliated third party, for net sales proceeds of approximately $4,526,000 after payment of closing costs. CCEP realized a gain on sale of approximately $4,526,000 which has been paid to the Partnership under the Master Loan. On January 19, 2001, CCEP sold Magnolia Trace Apartments for net proceeds of $6,019,000, which funds were used to pay down the Master Loan.

         On September 29, 2000, CCEP refinanced the mortgages encumbering Palm Lake for $3,000,000, Tates Creek for $4,225,000 and The Dunes for $4,120,000, and obtained new financing on Regency Oaks for $7,650,000 and Society Park for $5,330,000, five of its investment properties located in Florida and Kentucky. CCEP received net proceeds from these transactions of approximately $17,000,000. On October 3, 2000, CCEP refinanced the mortgages encumbering Indian Creek for $8,750,000 and Plantation Gardens for $9,700,000 and obtained new financing on Silverado for $3,250,000, three of its investment properties located in Kansas, Florida, and Texas, respectively. CCEP received net proceeds from these transactions of approximately $9,600,000. On October 11, 2000, CCEP refinanced the mortgage encumbering The Knolls for $9,900,000, one of its investment properties located in Colorado. CCEP received net proceeds of from this transaction of approximately $3,600,000. Approximately $28,770,000 of the net proceeds from these transactions were paid to the Partnership as payment on the Master Loan, which amount was then distributed to the Partners in October, 2000. An additional $1,425,000 was received in 2001 representing additional proceeds received from such transactions. All of the properties owned by CCEP are subject to mortgage notes collateralized by deeds of trust on the real property. The mortgage notes require prepayment penalties if repaid prior to maturity. All of these notes are senior to payment to the Master Loan.

         In connection with the recent first mortgages incurred by CCEP, the partnership agreed to extend its term within approximately the next 24 months to at least December 31, 2020. If the partnership's term is not so extended, which extension would require the consent of all limited partners, the partnership has agreed to sell the Master Loan. Failure to so extend the partnership's term, or sell the Master Loan if the partnership's term is not so extended, will constitute default under CCEP's new mortgages. Any such sale of the Master Loan may be made to an affiliate of AIMCO. However, it is expected that any sale to an affiliate of AIMCO will be at a price and terms not less favorable than those which could be obtained from an independent third party purchase. However, if the Partnership successfully forecloses on CCEP's properties, or obtains deeds in lieu of foreclosure, the Master Loan will terminate. The sale of the Master Loan may require the approval of the Limited Partners holding a majority of the Units. CCEP has also agreed to extend its term to 2020 or it will be in default under its mortgages.

         In connection with CCEP's new first mortgages, the partnership can obtain deeds in lieu of foreclosure on the properties securing the Master Loan or otherwise foreclose under the Master Loan; provided that (i) title to such properties pursuant are placed in the partnership's name or the name of certain affiliates of the partnership; (ii) such action satisfies the indebtedness under the Master Loan and (iii) the mortgage lender is given 30 days advance notice of such action and the anticipated costs of the mortgage lender are paid in advance. Other action to foreclose on the properties or seek other remedies for the defaults under the Master Loan require the consent of the lender under the mortgages.

         The Master Loan matured on November 15, 2000, and amounted to approximately $371,455,000 as of December 31, 2001. However, CCEP does not have the liquid assets to pay the Master Loan, having only $1,321,000 in cash and cash equivalents as of December 31, 2001. Further, the general partner estimates that the net proceeds from a sale of the CCEP properties securing the Master Loan would be substantially less than the amount due under the Master Loan. At December 31, 2001, partners' deficit was approximately $405,000. Although CCEP generated cash from operations of approximately $1,334,000 during the year ended December 31, 2001, approximately $38,763,000 of interest accrued under the Master Loan and approximately $3,280,000 of interest was paid under the Master Loan. The general partner had been negotiating with CCEP with respect to its options which included foreclosing on the nine properties which collateralize the Master Loan or extending the terms of the Master Loan. The general partner decided to foreclose on the nine properties that collateralize the Master Loan. The general partner has begun the process of foreclosure or executing deeds in lieu of foreclosure during the first quarter of 2002 on all the properties owned by CCEP. As the deeds are executed, title in the properties owned by CCEP would be transferred to the partnership, subject to the existing liens on such properties, including the first mortgage loans. As a result, the partnership would become responsible for the operations of such properties. No assurances can be given that any of such transactions will be consummated, the amounts that will be received by your partnership, or the timing and amounts of any distributions, if any.

         The enclosed acknowledgment and agreement and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company, or other nominee to the Information Agent at one of its addresses set forth below.

                     THE INFORMATION AGENT FOR THE OFFER IS:



                      RIVER OAKS PARTNERSHIP SERVICES, INC.


               By Mail:                          By Overnight Courier:                        By Hand:
             P.O. Box 2065                         111 Commerce Road                      111 Commerce Road
     S. Hackensack, NJ 07606-2065                 Carlstadt, NJ 07072                    Carlstadt, NJ 07072
                                              Attn: Reorganization Dept.             Attn: Reorganization Dept.

             By facsimile:                                                          For information please call:

            (201) 896-0910                                                            TOLL FREE (888) 349-2005
                                                                                                   Or
                                                                                             (201) 896-1900